July 8, 2010

Tracey McNeil, Attorney-Advisor
Division of Corporate Finance
Securities and Exchange Commission
100 F Street NE
Washington, DC 20549

RE:	New Jersey Mining Company
Regulation D Rule 506 Filing Fees
Schedule 14A Preliminary Proxy Statement
Filed June 3, 2010
File No. 000-28837

Dear Ms. McNeil:

Due to financial constraints, New Jersey Mining Company has decided to delay our annual meeting indefinitely. Once we have sufficient financial resources to hold an annual meeting, we will re-file the Schedule 14A Preliminary Proxy Statement and address the SEC’s comments.

Please call me or e-mail me at minesystems@newjerseymining.com , if you have any questions.

Regards,

/s/ Fred W. Brackebusch
Fred W. Brackebusch
President

P.O. Box 1019  * Kellogg, Idaho 83837 * Phone (208) 783-1032  *  www.newjerseymining.com